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03007660

March 18, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

03 MAR 19 AM 7:2

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release : Press release dated on March 10, 2003
- Correction of Notice of Issuance of New Subscription Rights by Allocation thereof to Shareholders for Value
- Year-end Dividend Information

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 3/27

(Translation)

March 10, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Correction of Notice of Issuance of New Share Subscription Rights by Allocation thereof to Shareholders for Value

Notice is hereby given that with regard to the issuance of new share subscription rights by allocation thereof to shareholders for value, which was published by Belluna Co., Ltd. (the "Company") on February 28, 2003, the Company will correct a part of outline of the issuance of new share subscription rights, as described below:

Description

To be corrected as follows:

2. Outline of the issuance of new share subscription rights:

(o) Handling office for applications and payments for the issue prices of new share subscription rights:

(Before Correction) The Mitsubishi Trust and Banking Corporation, Marunouchi Branch
(After Correction) The Mitsubishi Trust and Banking Corporation, Head Office

(p) Office for accepting requests for exercise of new share subscription rights:

(Before Correction) The Mitsubishi Trust and Banking Corporation, Marunouchi Branch
(After Correction) The Mitsubishi Trust and Banking Corporation, Head Office

(q) Office for accepting payments upon exercise of new share subscription rights:

(Before Correction) The Mitsubishi Trust and Banking Corporation, Marunouchi Branch
(After Correction) The Mitsubishi Trust and Banking Corporation, Head Office

- END -

BELLUNA

MAIL ADD: BELLUNA BLD. 4-2, MIYAMOTO-CHO, AGEO-SHI
SAITAMA, JAPAN
TEL:81-(0)48-771-7753 FAX:81-(0)48-775-6063

March 10, 2003

BELLUNA CO., LTD.
Year-end Dividend Information

For : Fiscal Year Ending March 31, 2003

Record Date : March 31, 2003

Dividend Rate : 25.00 Japanese Yen Per Share, announced by the Company as its forecast on November 14, 2002, to be determined at a Board Meeting of the Company, and to be finally approved at a Shareholders' Meeting of the Company.

Board Meeting : To be held in May, 2003

Shareholders' Meeting : To be held in June 27, 2003

Payable Date : June 30, 2003

Payment in : Cash

-END-